*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

Gordon K. Ho

+1 650 843 5190

gho@cooley.com

October 5, 2018

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Frank Wyman
Angela Connell

RE:	Revance Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 2, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 3, 2018
File No. 001-36297

Dear Mr. Wyman and Ms. Connell:

On behalf of our client Revance Therapeutics, Inc. (the “Company”), we are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2018 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 2, 2018 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 3, 2018 (the “Form 10-Q”), of the Company. For your convenience, we have reproduced the Staff’s comment preceding the response below.

Staff Comment and Company Response

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

3. Collaboration and License Revenue, page 12

1.	Please address the following with respect to your Mylan Collaboration:

•

Clarify for us your disclosure that the Mylan Collaboration “contains an option with a material right because it includes consideration for the IP license, and provides economic value for the duration of the entire development period…” In this regard, clarify for us what this option relates to and describe for us your accounting treatment of the option with reference to the supporting authoritative accounting literature.

•

You indicate that your initial transaction price of $81 million included the $25 million upfront payment, $40 million of development milestones and estimated variable consideration for cost-sharing payments

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

October 5, 2018 Page Two	*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

from Mylan. Please describe and quantify for us your various development and regulatory milestones and explain the significant judgments you used to determine that recognition of $40 million in development milestones were not likely to result in a future revenue reversal. Please also tell us your consideration of providing more information about the specific milestones under the agreement in order to satisfy the disclosure requirements under ASC 606-10-50-20.

•	Please explain for us the significant judgments used to estimate the amount of variable consideration for cost-sharing payments from Mylan to be included in the initial transaction price.

•

It appears that you did not include any of the $225 million of contingent sales milestones in your initial transaction price. Please explain whether you are relying on the sales-or-usage based royalty exception set forth in ASC 606-10-55-65. If you are relying on this exception, please explain how you determined that the license granted to Mylan is the predominant item within the collaboration to which the royalty relates.

•	Please specify the estimated performance period over which revenue from your combined performance obligation is being recognized.

Response: The Company acknowledges the Staff’s comment and provides the following responses to the individual bullet points comprising the comment. Additionally, in view of the Staff questions, beginning with our next periodic report on Form 10-Q for the quarterly period ending September 30, 2018, the Company will supplement our disclosures related to the transaction with Mylan as included in this response.

First bullet: Clarify for us your disclosure that the Mylan Collaboration “contains an option with a material right because it includes consideration for the IP license, and provides economic value for the duration of the entire development period…” In this regard, clarify for us what this option relates to and describe for us your accounting treatment of the option with reference to the supporting authoritative accounting literature.

The option relates to a continuation decision by Mylan that contains a material right, which we assessed in accordance with ASC 606-10-55-42. Additionally, we applied the practical alternative described in ASC 606-10-55-45 in allocating the transaction price related to the material right.

Under the agreement with Mylan, the Company granted to Mylan an exclusive, worldwide (except Japan) license to the Company’s intellectual property (“IP”) rights for the development and commercialization of a biosimilar to the branded biologic product (onabotulinumtoxinA) marketed as BOTOX®. The agreement also calls for Revance to perform certain initial development work in preparation for a scientific advice meeting with the FDA (the “Initial Phase”). In that meeting, the FDA is expected to inform the parties as to whether the biosimilar pathway for BOTOX® is feasible. If confirmed, Mylan and Revance will then prepare a new development plan and budget for completing development and commercialization of the product. At this point, Mylan will have the option to extend the license and continue with product development and commercialization (the “Continuation Decision”). If Mylan decides to continue, it will be obligated to pay to Revance the FDA Advisory Milestone Payment amount (as defined in the agreement), and Revance will be required to fulfill its obligations as defined in the plan (“the Development Phase”).

We concluded that the Continuation Decision represents an option held by Mylan, which would commit Revance to performing additional development work as outlined in the agreement.

In assessing whether the Continuation Decision contains a material right, we considered the guidance in ASC 606-10-55-42, which states that “[an] option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract.” Mylan would not have received the Continuation Decision (i.e. the option) if it had not entered

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

October 5, 2018 Page Three	*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

into the agreement, did not agree to obtain the IP license and procure the Revance services for the Initial Phase, and did not pay a nonrefundable upfront payment of $25 million. In order to receive economic benefit beyond the initial development of the product candidate and ultimate sales of the product, Mylan must exercise its option to continue the license. Additionally, we assessed that the nonrefundable $25 million upfront amount exceeds the expected effort of our services during the Initial Phase. As a result, we concluded that a portion of the $25 million upfront payment should be allocated to the Continuation Decision option, and that such option contains a material right.

We identified the performance obligations from the agreement as follows: i) the bundle of development services, licenses, manufacturing services, and joint steering committee participation and ii) material right from the Continuation Decision.

We account for the price of the material right using the practical alternative described in ASC 606-10-55-45, where instead of estimating the standalone selling price of the option, we allocate the transaction price to the optional services expected to be provided. This practical alternative is allowed if the optional goods or services (i.e. the Development Phase) are similar to those in the original contract (i.e. the Initial Phase), and will be provided in accordance with the terms of the original contract. In assessing the promises to Mylan, we concluded that the IP licenses and the development services provided during the Development Phase are similar to those provided during the Initial Phase.

Beginning with our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018, we will clarify our disclosures in footnote 3, Collaboration and License Revenue as described below with additional text underscored:

Agreement Terms, paragraph 2 —

“Under the Mylan Collaboration, the Company is responsible for conducting initial non-clinical development activities with the goal of preparing for and conducting a scientific advice meeting with the FDA to receive feedback as to whether a biosimilar biological pathway is feasible for BOTOX®. The Company is solely responsible for these initial activities and the related costs. Upon completion of the initial activities, Mylan may decide whether to continue the development of the biosimilar. If the development is continued, the Company will be primarily responsible for (a) non-clinical development activities, (b) clinical development activities in North America, and (c) manufacturing and supply of clinical drug substance and drug product; and Mylan will be primarily responsible for (a) clinical development activities outside of North America (excluding Japan) (the “ex-U.S. Mylan territories”), (b) regulatory activities, and (c) commercialization for any approved product. […]”

Revenue Recognition, paragraph 4 —

“The Company, following an evaluation, determined that Mylan’s option to decide whether to continue the development after the FDA feedback is received represents a material right. […]”

Second bullet: You indicate that your initial transaction price of $81 million included the $25 million upfront payment, $40 million of development milestones and estimated variable consideration for cost-sharing payments from Mylan. Please describe and quantify for us your various development and regulatory milestones and explain the significant judgments you used to determine that recognition of $40 million in development milestones were not likely to result in a future revenue reversal. Please also tell us your consideration of providing more information about the specific milestones under the agreement in order to satisfy the disclosure requirements under ASC 606-10-50-20.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

October 5, 2018 Page Four	*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

The development and regulatory milestones included in the contract are summarized in the following table:

Milestone event	Amount
Initial Payment (nonrefundable upfront fee)	$25 million
FDA Advisory Milestone: FDA approves biosimilar path, and Mylan exercises the continuation option	[*]
Development Milestones:
[*]	[*]

In determining whether the consideration associated with the individual milestones should be included in the transaction price, as there can be only two outcomes with respect to each milestone, we applied the most likely amount method as outlined in ASC 606-10-32-8.b. We further incorporated into our estimates the impact of the constraint as discussed in ASC 606-10-32-11. In applying the constraint, ASC 606 requires us to determine whether it is probable that a significant reversal of the cumulative revenue recognized will not occur upon the resolution of the uncertainties that underlie variable elements of the transaction price; as opposed to whether any individual component of the transaction price is probable. Finally, we also considered that we are using the practical alternative to account for an option with a material right, which contemplates that we estimate the goods and services to be provided (and the corresponding consideration we will become entitled to).

It is important to note that in a collaboration like the one with Mylan, payment of milestones is synonymous with continuing the development activities and continuation of the agreement itself. In other words, milestone amounts are not similar to performance bonuses which may or may not be earned depending on the vendor’s performance. They are more akin to payments which are required to be made unless the customer elects to terminate the agreement early, which will also revoke any rights the customer has to the licensed intellectual property. Accordingly, there is an inherent link between the amount of the consideration the Company is entitled to, and the volume of services it will be ultimately required to perform.

To determine the transaction price, including the impact of the constraint, we developed a recognition model that incorporates the expected progress of the collaboration and when the events underlying various milestones are expected to occur. We use this model to determine how much revenue is recognized in each period based on the measure of progress we concluded is most appropriate, which is the value of internal labor and third-party services used during the initial and development phases. We also use this model to determine the impact of the constraint.

The transaction price includes the nonrefundable upfront fee, cost-sharing payments, as well as certain milestones due prior to the successful completion of the Phase 3 clinical trials (specifically, the FDA Advisory Milestone and [*]). In the application of the measure of progress, the inclusion of the cost-sharing payments and certain milestones in the transaction price as described above, at no point results in a scenario where the revenue recognized exceeds the cash received to date. Therefore, it is not probable that a significant reversal of cumulative revenue recognized would occur, regardless of whether Mylan exercises the option and whether the collaboration progresses as expected. If the Continuation Decision milestone is achieved, the Company will continue to recognize revenue using its measure of progress, with no expected revenue reversal. If the milestone is not achieved, either party may terminate the agreement upon written notice, and the Company will recognize the remaining amounts included in contract liabilities, resulting in no revenue reversal.

The remaining milestones were not included, as these could result in a significant reversal of revenue.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

October 5, 2018 Page Five	*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

Beginning with our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018, we will clarify our disclosures in footnote 3, Collaboration and License Revenue as described below with additional text is underscored and deleted text is shown in strike-through:

Revenue Recognition, paragraph 6 —

“In accordance with ASC 606, transaction price is defined as the amount of consideration to which an entity expects to be entitled in exchange for promised goods or services to a customer. The Company estimated the transaction price for the Mylan Collaboration using the most likely amount method. In order to determine the transaction price, the Company evaluated all of the payments to be received during the duration of the contract, which included milestones and consideration payable by Mylan. ~~The transaction price does not include considerations that are constrained, which could potentially result in the Company reversing future revenue.~~ Other than the upfront payment, all other milestones and consideration the Company may earn under the Mylan agreement are subject to uncertainties related to development achievements, Mylan’s rights to terminate the agreement, and estimated effort for cost-sharing payments. Components of such estimated effort for cost-sharing payments include both internal and external costs. Consequently, the transaction price does not include any milestones and considerations that, if included, could result in a probable significant reversal of revenue when related uncertainties become resolved. The initial estimated transaction price of $81 million included the $25 million upfront payment, $40 million of development milestones, and estimated variable consideration for cost-sharing payments from Mylan. The Company re-evaluates the transaction price in each reporting period and upon a change in circumstances, and during the three months ended June 30, 2018, the Company recognized a $0.6 million decrease in the estimated transaction price. As of June 30, 2018, the transaction price allocated to undelivered performance obligations is $79.5 million.”

Third bullet: Please explain for us the significant judgments used to estimate the amount of variable consideration for cost-sharing payments from Mylan to be included in the initial transaction price.

The agreement contemplates that Revance and Mylan will equally share eligible costs incurred during the Development Phase. In estimating the costs each party would incur, we considered the parties’ stated development responsibilities in the agreement and the nature of the activities to be conducted to satisfy such development responsibilities, such as clinical trials. We expect many of these activities will be subcontracted to, and costs incurred by, third parties, such as clinical research organizations and other consultants. We estimated such costs based on prior experience from other clinical and non-clinical trials and our lead scientific personnel. For the efforts to be contributed by the personnel employed by the Company and by Mylan, we estimated headcount requirements based on our prior development experience, and applied to it full-time-equivalent (FTE) annual rates as the basis for cost sharing payments between the parties contemplated in the agreement. The estimated effort for cost-sharing are subject to change based on new facts and information. Cost-sharing payments will be made each quarter by the party that has incurred less costs in that quarter. Any payments owed to Mylan would occur only if Mylan performs more development work than Revance in a particular period.

We used the expected value approach in ASC 606-10-32-8.a to estimate the above cost-sharing payments, and included the resulting amounts in the recognition model. Based on this approach, we included the net cost sharing payments of $16 million in the transaction price. Mylan will be required to pay based on the estimated development costs each party will incur.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

October 5, 2018 Page Six	*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

Beginning with our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018, we will clarify our disclosures as proposed in the response to the second bullet above.

Fourth bullet: It appears that you did not include any of the $225 million of contingent sales milestones in your initial transaction price. Please explain whether you are relying on the sales-or-usage based royalty exception set forth in ASC 606-10-55-65. If you are relying on this exception, please explain how you determined that the license granted to Mylan is the predominant item within the collaboration to which the royalty relates.

The license granted to Mylan drives the economic value in the arrangement. The sales-based royalties and contingent sales-based milestones relate to the license and can only begin to be earned once the development efforts have been successfully completed and the only remaining performance obligation is a license to the underlying IP. Without the license, Mylan cannot sell the product post FDA approval, and therefore would not be able to derive economic value in the future. As such, in our judgment, the license granted to Mylan is predominant, and the exception for recognizing sales-based royalties under ASC 606-10-55-65 is applied to the contingent sales milestones and royalties.

Beginning with our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018, we will clarify our disclosures in footnote 3, Collaboration and License Revenue by adding the following paragraph with additional text underscored:

Revenue Recognition –

“Sales-based milestones and royalties reflect consideration for the value of the IP license, which is predominant in our agreement with Mylan. These milestones are not included in the transaction price until the subsequent sales occur.”

Fifth bullet: Please specify the estimated performance period over which revenue from your combined performance obligation is being recognized.

We expect our involvement in development to be substantially complete after the conclusion of the Phase 3 clinical trials. At this point, we estimate the performance period to extend through 2022, but it is possible that this period will change. We will periodically reassess the estimated performance period as new information becomes available

Beginning with our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018, we will clarify our disclosures in footnote 3, Collaboration and License Revenue by adding the following sentence:

Revenue Recognition –

“The development period is estimated to extend through 2022. However, it is possible that this period will change and is assessed at each reporting date.”

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (650) 843-5190.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

October 5, 2018 Page Seven	*FOIA Confidential Treatment Request* Confidential Treat Requested on Behalf of Revance Therapeutics, Inc. Pursuant to 17 CFR §200.83

Sincerely,

/s/ Gordon K. Ho
Gordon K. Ho

cc:	L. Daniel Browne, President and Chief Executive Officer

Cyril Allouche, Head of Finance and Corporate Controller

Caryn McDowell, SVP, General Counsel and Secretary

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400 cooley.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.